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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                               GMX Resources Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
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                         (Title of Class of Securities)

                                    38011M108
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38011M108                   13G                      Page 1 of 5 Pages

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CUSIP No. 38011M108

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(1)  Names of Reporting Persons:  Ken L. Kenworthy, Jr.
     S.S. or I.R.S. Identification Nos. of Above Persons: ###-##-####

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(2)  Check the Appropriate Box if a Member of a Group
     (A)  [X]
     (B)  [_]

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(3)  SEC Use Only

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(4)  Citizenship or Place of Organization: United States

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Number of        (5)      Sole Voting Power                           0
Shares Bene-     ---------------------------------------------------------------
ficially         (6)      Shared Voting Power                 1,934,676
Owned by Each    ---------------------------------------------------------------
Reporting        (7)      Sole Dispositive Power                      0
Person With:     ---------------------------------------------------------------
                 (8)      Shared Dispositive Power            1,934,676

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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,934,676

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(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares:        [_]

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(11) Percent of Class Represented by Amount in Row 9:   29.5%

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(12) Type of Reporting Person:   IN

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CUSIP NO. 38011M108                   13G                      Page 2 of 5 Pages

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CUSIP No. 38011M108

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(1)  Names of Reporting Persons:  Karen M. Kenworthy
     S.S. or I.R.S. Identification Nos. of Above Persons: ###-##-####

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(2)  Check the Appropriate Box if a Member of a Group
     (A)  [X]
     (B)  [_]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization: United States

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Number of        (5)      Sole Voting Power                           0
Shares Bene-     ---------------------------------------------------------------
ficially         (6)      Shared Voting Power                 1,934,676
Owned by Each    ---------------------------------------------------------------
Reporting        (7)      Sole Dispositive Power                      0
Person With:     ---------------------------------------------------------------
                 (8)      Shared Dispositive Power            1,934,676

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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,934,676

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(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares:        [_]

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(11) Percent of Class Represented by Amount in Row 9:   29.5%

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(12) Type of Reporting Person:   IN

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CUSIP NO. 38011M108                   13G                      Page 3 of 5 Pages

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ITEM 1.

     (a)  Name of Issuer: GMX Resources Inc.
     (b)  Address of Issuer's Principal Executive Offices:
                One Benham Place
                9400 N. Broadway, Suite 600
                Oklahoma City, OK 73114

ITEM 2.

     (a)  Name of Person Filing: Ken L. Kenworthy, Jr., and Karen M. Kenworthy
     (b)  Address of Principal Business Office:
                One Benham Place
                9400 N. Broadway, Suite 600
                Oklahoma City, OK 73114
     (c)  Citizenship: United States
     (d)  Title of Class of Securities: Common Stock, Par Value $.0001 per share
     (e)  CUSIP Number: 38011M108

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     a.   [_]   Broker or Dealer registered under Section 15 of the Act
     b.   [_]   Bank as defined in Section 3(a)(6) of the Act
     c.   [_]   Insurance Company as defined in Section 3(a)(19) of the Act
     d.   [_]   Investment company registered under Section 8 of the Investment
                Company Act
     e.   [_]   Investment Adviser registered under Section 203 of the
                Investment Advisers Act of 1940
     f.   [_]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
     g.   [_]   Parent holding company, in accordance with Rule 13d-a(b)(ii)(G)
                Note:  See item 7
     h.   [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

ITEM 4.   Ownership

     a.   Amount Beneficially Owned: 1,934,676
     b.   Percent of Class: 29.5%
     c.   Number of shares as to which the person has:
          (i)   sole power to vote or to direct the vote:   0
          (ii)  shared power to vote or to direct the vote: 1,934,676
          (iii) sole power to dispose or to direct the disposition of: 0
          (iv)  shared power to dispose or to direct the disposition of:
                1,934,676


CUSIP NO. 38011M108                   13G                      Page 4 of 5 Pages


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     Ken L. Kenworthy, Jr. owns individually 967,338 shares and disclaims beneficial ownership of the remaining 967,338 shares listed above which are owned by his spouse, Karen M. Kenworthy.

     Karen M. Kenworthy, owns individually 967,338 shares and disclaims beneficial ownership of the remaining 967,338 shares listed above which are owned by her spouse, Ken L. Kenworthy, Jr.

ITEM 5.   Ownership of 5 Percent or Less of a Class:  Not Applicable

ITEM 6. Ownership of More than 5 Percent on Behalf of Another Person: Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

ITEM 8.   Identification and Classification of Members of the Group: Not
          Applicable

ITEM 9.   Notice of Dissolution of Group: Not Applicable

ITEM 10.  Certification

     By signing below, the undersigned respectively certify that to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired with or as a participant in any transaction having such purposes or effect.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: April 26, 2002.


                                                 /s/ Ken L. Kenworthy, Jr.
                                                 -------------------------------
                                                 Ken L. Kenworthy, Jr.


                                                 /s/ Karen M. Kenworthy
                                                 -------------------------------
                                                 Karen M. Kenworthy

CUSIP NO. 38011M108                   13G                      Page 5 of 5 Pages